Exhibit 23.1

Consent of Independent Auditors

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Ligand Pharmaceuticals Incorporated for sale of common stock, preferred stock, debt securities, warrants, and units and to the incorporation by reference therein of our report dated February 27, 2026, with respect to the consolidated financial statements of Ligand Pharmaceuticals Incorporated, and the effectiveness of internal control over financial reporting of Ligand Pharmaceuticals, Incorporated, included in it Annual Report (Form 10-K) for the year ended December 31, 2025, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

San Diego, CA

February 27, 2026